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                                EXHIBIT (23)(k)
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                   [On letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL
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November 9, 1995


Board of Directors
Fourth Financial Corporation
100 North Broadway
Wichita, Kansas  67202

Re: Joint Proxy Statement/Prospectus of Fourth Financial Corporation and Boatmen's Bancshares, Inc.

Gentlemen and Madame:
Attached is our opinion letter dated as of November 13, 1995 with respect to the fairness (i) to the holders of the outstanding shares of Common Stock, par value $5.00 per share (the "Shares"), of Fourth Financial Corporation (the "Company") of the exchange ratio of 1.00 shares of Common Stock, par value $1.00 per share, of Boatmen's Bancshares, Inc. ("Boatmen's") to be received for each Share and
(ii) to the holders of the outstanding shares of Class A 7% Cumulative Convertible Preferred Stock, par value $100 per share, liquidation value $400 per share (the "Preferred Shares"), of the Company of the exchange ratio of 1.00 shares of 7% Cumulative Convertible Preferred Stock, stated value $100 per share, liquidation value $400 per share, of Boatmen's to be received for each Preferred Share pursuant to the Agreement and Plan of Merger dated August 25, 1995, among Boatmen's, Acquisition Sub, Inc., a wholly-owned subsidiary of Boatmen's, and the Company.




We hereby consent to the reference to the opinion of our Firm under the captions "SUMMARY INFORMATION, Merger -- Opinions of Financial Advisors" and "MERGER -- Fairness Opinions of Financial Advisor" and to the inclusion of the foregoing opinion in the above-mentioned Registration Statement. In giving such consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Goldman, Sachs & Co.
GOLDMAN, SACHS & CO.